[COLUMBIA SPORTSWEAR LETTERHEAD]
September 24, 2008
Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 3561
Washington, D.C. 20549
Attention: John Reynolds, Assistant Director

Re:	Columbia Sportswear Company Form 10-K for fiscal year ended December 31, 2007 Filed February 28, 2008 File No. 000-23939
Dear Mr. Reynolds:
Columbia Sportswear Company submits this letter in response to your telephone call with Richelle Luther, our Deputy General Counsel, on September 5, 2008, concerning our letter to you dated July 30, 2008 responding to comments from the Staff of the Securities and Exchange Commission contained in a letter to us dated June 13, 2008 regarding our definitive proxy statement on Schedule 14A filed by us on April 4, 2008. In response to comment 2 of the comment letter and your follow-up telephone call, we supplementally confirm that, in future filings, we will disclose the specific company performance targets set by the compensation committee of our board of directors for each of the following components of our compensation program for named executive officers:
•	annual, short-term cash incentive compensation, and

•	long-term, performance-based restricted stock units.
The specific company performance target required for vesting of any award of performance-based restricted stock units will only be disclosed after the relevant three-year performance period has been completed.
* * *
If you have any questions regarding this letter, please feel free to call me directly at (503) 985-4305.

Sincerely,

/s/ Peter J. Bragdon

Peter J. Bragdon
Vice President and General Counsel

cc:	Bryan Timm John R. Thomas Edwin S. Kim, SEC